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  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 2000.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                             ENDOSONICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             ENDOSONICS CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  29264K-10-5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              REINHARD J. WARNKING
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             ENDOSONICS CORPORATION
                               2870 KILGORE ROAD
                        RANCHO CORDOVA, CALIFORNIA 95670
                                 (916) 638-8008
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

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                                   COPIES TO:
                              JOHN M. NEWELL, ESQ.
                                LATHAM & WATKINS
                       505 MONTGOMERY STREET, SUITE 1900
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 391-0600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on August 21, 2000 (the "Schedule 14D-9") by EndoSonics Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), as amended by Amendment No. 1 thereto, filed with the Commission on August 22, 2000, as further amended by Amendment No. 2 thereto, filed with the Commission on September 1, 2000, and as further amended by Amendment No. 3 thereto, filed with the Commission on September 19, 2000, relating to an offer by JOMED Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of JOMED N.V., a corporation organized under the laws of The Netherlands ("JOMED"), disclosed in a Tender Offer Statement on Schedule TO, dated August 21, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, of the Company (the "Common Stock"), including the associated rights to purchase shares of the Company's Series A Participating Preferred Stock (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Preferred Shares Rights Agreement (the "Rights Agreement") dated as of October 20, 1998, between the Company and ChaseMellon Shareholders Services, L.L.C. (in such capacity, the "Rights Agent"), at a price of $11.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase"), dated August 21, 2000, and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION

     (b) OTHER MATERIAL INFORMATION.

     The response to Item 8 is hereby amended by adding the following after the last paragraph of Item 8(b):

     On September 19, 2000, Purchaser had accepted for purchase and payment 16,463,039 of the issued and outstanding Shares pursuant to the Offer. The 16,463,039 Shares includes 478,737 Shares that have been tendered to Purchaser where the stockholder has guaranteed delivery of its Shares within three business days of the expiration of the Offer. The 16,463,039 Shares plus the 268,100 Shares already owned by JOMED equals 92.07% of the issued and outstanding Shares.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ENDOSONICS CORPORATION

                                          By: /s/ REINHARD J. WARNKING
                                            ------------------------------------
                                            Reinhard J. Warnking
                                            Chairman and Chief Executive Officer

Dated: September 20, 2000